Filed Pursuant to Rule 433
Registration Statement No. 333-205451

August 5, 2015

PRICING TERM SHEET

Dated August 5, 2015

GLOBAL INDEMNITY PLC

$100,000,000 aggregate principal amount of

7.75% Subordinated Notes due 2045

(the “Offering”)

The information in this pricing term sheet relates only to the Offering and should be read together with the preliminary prospectus supplement dated August 5, 2015 to the prospectus dated July 15, 2015, relating to the Offering, including the documents incorporated by reference therein (the “Preliminary Prospectus Supplement”). The information in this pricing term sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information contained therein. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	Global Indemnity plc

Title of Securities:	7.75% Subordinated Notes due 2045 (the “Notes”)

Aggregate Principal Amount of Notes Offered:	$100,000,000

Over-allotment Option:	$15,000,000, exercisable for 30 days following August 5, 2015

Maturity Date:	August 15, 2045

Net Proceeds (before expenses) to Issuer:	$96,850,000 (excluding any exercise of the Over-allotment Option)

Interest Rate:	7.75% per annum, accruing from the Settlement Date

Interest Payment Dates:	Each February 15, May 15, August 15 and November 15, commencing on November 15, 2015

Interest Payment Record Dates:	Each February 1, May 1, August 1 and November 1, commencing on November 1, 2015

Issue Price:	100% of the principal amount plus accrued interest, if any, from August 12, 2015 if settlement occurs after that date.

Underwriting Discount:	3.15%

Optional Redemption:	On and after August 15, 2020, or on any interest payment date thereafter, the Notes may be redeemed in $25 increments at the Issuer’s option in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest to, but not including, the date of redemption.

Subordination:

The Notes will be subordinated unsecured obligations and will rank (i) senior to our existing and future capital stock, (ii) senior in right of payment to any future junior subordinated debt, (iii) equally in right of payment with any unsecured, subordinated debt that we incur in the future that ranks equally with the Notes, and (iv) subordinate in right of payment to any of our existing and future senior debt.

In addition, the Notes will be structurally subordinated to all existing and future indebtedness, liabilities and other obligations of the Issuer’s subsidiaries.

Pricing Date:	August 5, 2015

Trade Date:	August 5, 2015

Settlement Date:	August 12, 2015*

Denominations:	$25 and integral multiples of $25 in excess thereof

Expected Rating (A.M. Best)**:	bbb-

Joint Book-Running Managers:	Morgan Stanley & Co. LLC
UBS Securities LLC

Co-Manager:	RBC Capital Markets, LLC

Listing:	The Issuer has applied to list the Notes on the NASDAQ Global Select Market under the symbol “GBLIZ”.

CUSIP:	G39319 119

* Note: Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the Pricing Date or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisor.

** Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

******

This material is for your information only and is not intended to be used by anyone other than you. This information does not purport to be a complete description of these securities. The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC at (866) 718-1649 or UBS Securities LLC at (888) 827-7275.